Copperworks Distilling Co.

Financial Statements

December 31, 2018, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

COPPERWORKS DISTILLING CO.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Copperworks Distilling Co.
Seattle, Washington

We have reviewed the accompanying financial statements of Copperworks Distilling Co. (the "Company"), which comprise the balance sheets as of December 31, 2018, 2017, and 2016, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 14, 2019
Glen Allen, Virginia

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

COPPERWORKS DISTILLING CO.

Balance Sheets
December 31, 2018, 2017, and 2016

Assets	2018	2017	2016
Current assets:			
Cash	$ 42,650	$ 35,109	$ 143,341
Accounts receivable	38,388	41,086	5,197
Inventory	1,122,344	969,895	760,865
Total current assets	1,203,382	1,046,090	909,403
Property and equipment - net	1,007,435	1,101,803	1,186,557
Intangible assets - net	10,536	15,326	26,541
Deferred tax asset	111,500	103,800	92,500
Other asset	36,982	36,982	36,982
Total assets	$ 2,369,835	$ 2,304,001	$ 2,251,983
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$ 122,362	$ 80,351	$ 37,492
Accrued expenses	176,500	134,791	140,726
Total current liabilities	298,862	215,142	178,218
Long-term liabilities:			
Note payable - related party	1,646,112	1,646,112	1,653,612
Total liabilities	1,944,974	1,861,254	1,831,830
Stockholders' equity:			
Common stock, par value $0.05 per share; 40,000,000 shares authorized; 18,009,572 shares issued and outstanding in 2018 and 2017, and 17,109,094 shares issued and outstanding in 2016	900,479	900,479	855,455
Additional paid-in capital	52,975	52,975	45,321
Accumulated deficit	(528,593)	(510,707)	(480,623)
Total stockholders' equity	424,861	442,747	420,153
Total liabilities and stockholders' equity	$ 2,369,835	$ 2,304,001	$ 2,251,983

See report of independent accountants and accompanying notes to financial statements.

COPPERWORKS DISTILLING CO.

Statements of Operations
Years Ended December 31, 2018, 2017, and 2016

	2018	2017	2016
Sales	$ 857,229	$ 767,457	$ 527,641
Cost of sales	400,991	382,706	227,104
Gross profit	456,238	384,751	300,537
Operating expenses:			
Salaries and wages	226,577	155,302	113,487
Selling, general, and administrative expenses	120,137	126,685	100,984
Rent	33,077	35,456	39,892
Marketing	27,579	26,750	15,169
Depreciation and amortization	43,033	50,316	46,492
Total operating expenses	450,403	394,509	316,024
Operating income (loss)	5,835	(9,758)	(15,487)
Other (income) expense:			
Interest expense	33,354	31,419	34,774
Other miscellaneous (income) expenses	(1,933)	207	(656)
Total other expense, net	31,421	31,626	34,118
Loss before income taxes	(25,586)	(41,384)	(49,605)
Income tax benefit	7,700	11,300	12,400
Net loss	$ (17,886)	$ (30,084)	$ (37,205)

See report of independent accountants and accompanying notes to financial statements.

COPPERWORKS DISTILLING CO.

Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2018, 2017, and 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2016	$ 200,000	$ -	$ (443,418)	$ (243,418)
Note payable converted to common stock	323,727	22,661	-	346,388
Issuance of common stock	331,728	22,660	-	354,388
Net loss	-	-	(37,205)	(37,205)
Balance at December 31, 2016	855,455	45,321	(480,623)	420,153
Issuance of common stock	45,024	7,654	-	52,678
Net loss	-	-	(30,084)	(30,084)
Balance at December 31, 2017	900,479	52,975	(510,707)	442,747
Net loss	-	-	(17,886)	(17,886)
Balance at December 31, 2018	$ 900,479	$ 52,975	$ (528,593)	$ 424,861

See report of independent accountants and accompanying notes to financial statements.

4

COPPERWORKS DISTILLING CO.

Statements of Cash Flows
Years Ended December 31, 2018, 2017, and 2016

	2018	2017	2016
Cash flows from operating activities:			
Net loss	$ (17,886)	$ (30,084)	$ (37,205)
Adjustments to reconcile net loss to net cash			
from operating activities:			
Depreciation and amortization	101,570	114,060	114,562
Deferred tax provision	(7,700)	(11,300)	(12,400)
Change in operating assets and liabilities:			
Accounts receivable	2,698	(35,889)	(2,479)
Inventory	(152,449)	(209,030)	(227,821)
Other current assets	-	-	345
Accounts payable	42,011	42,859	(1,357)
Accrued expenses	41,709	(5,935)	4,536
Net cash provided by (used in) operating activities	9,953	(135,319)	(161,819)
Cash flows from investing activities:			
Purchase of property and equipment	(2,412)	(18,091)	(26,180)
Purchase of intangible assets	-	-	(21,800)
Net cash used in investing activities	(2,412)	(18,091)	(47,980)
Cash flows from financing activities:			
Payments on note payable	-	(7,500)	(7,500)
Proceeds from issuance of common stock	-	52,678	354,948
Net cash provided by financing activities	-	45,178	347,448
Net change in cash	7,541	(108,232)	137,649
Cash, beginning of year	35,109	143,341	5,692
Cash, end of year	$ 42,650	$ 35,109	$ 143,341
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 33,354	$ 31,419	$ 34,774
Noncash transactions:			
Note payable converted to equity	$ -	$ -	$ 346,388

See report of independent accountants and accompanying notes to financial statements.

5

COPPERWORKS DISTILLING CO.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Copperworks Distilling Co. (the "Company") was founded in 2013 and operates a distillery, tasting room, and retail store on Seattle's downtown waterfront. Copperworks produces American Single Malt Whiskey, a series of gins, and vodka, all produced from a base of malted barley.

Management's Plans: The Company's strategic plan is to substantially increase whiskey production and whiskey sales with the proceeds generated from the sale of equity. The Company's inventory of whiskey (distilled three years ago with aging completed) is growing and funds will be used to grow sales commensurately. Funds will also be invested to produce additional whiskey inventory. The Company is confident that increasing whiskey production and sales will result in overall increased profitability and will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risks: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Receivables consist of trade accounts receivables, resulting from transactions with customers in the ordinary operations of the business.

At December 31, 2018, two customers accounted for 76% of accounts receivable. At December 31, 2017, two customers accounted for 80% of accounts receivable. At December 31, 2016, one customer accounted for 26% of accounts receivable.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. Management did not deem an allowance for uncollectable accounts to be necessary for the years ended December 31, 2018, 2017, and 2016.

6

1. **Summary of Significant Accounting Policies, Continued:**

    Inventory: Inventory consists of whiskey, gin, and vodka, and the associated materials that go into producing it as well as various merchandise items. Inventory is stated at the lower of cost or market using the first-in, first-out (FIFO) method. Costs include all costs associated with the manufacturing process, bottling costs, and packaging costs as well as portions of rent and depreciation capitalized as part of the aging process. In accordance with industry standards, spirit inventory is classified as a current asset, although a portion of such inventories may be aged for periods longer than one year. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2018, 2017, and 2016.

    Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to thirty years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

    Intangible Assets: Intangible assets consist of website development and brand design costs. The Company evaluates the potential for impairment upon the existence of a triggering event that would indicate the fair value of the asset has been reduced below its carrying value. No impairment was recorded during 2018, 2017, or 2016. The intangible assets are amortized on a straight-line basis over five to fifteen years.

    Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase for items sold in the Company's distillery, and tasting rooms and upon shipment for items sold outside of these locations.

    Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $27,579 for 2018, $26,750 for 2017, and $15,169 for 2016.

    Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1. **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2020, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through October 14, 2019, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2.   **Inventory:**

Inventory consisted of the following at December 31:

	2018	2017	2016
Finished inventory	$ 43,933	$ 37,139	$ 16,192
Merchandise	17,123	21,821	10,147
Raw materials	37,580	18,898	16,680
Work in process	103,788	156,068	119,248
Whiskey in barrels	919,920	735,969	598,598
	$ 1,122,344	$ 969,895	$ 760,865

3.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2018	2017	2016
Barrels	$ 65,215	$ 65,215	$ -
Production equipment	919,669	918,574	970,359
Tasting room equipment	59,577	59,577	59,577
Facility equipment	510,813	509,496	509,767
	1,555,274	1,552,862	1,539,703
Less: Accumulated depreciation	547,839	451,059	353,146
	$ 1,007,435	$ 1,101,803	$ 1,186,557

Total depreciation expense was $96,780 for 2018, $102,845 for 2017, and $108,555 for 2016, of which $58,537 for 2018, $63,744 for 2017, and $68,070 for 2016 was capitalized into inventory.

4.   Intangible Assets:

Intangible assets consisted of the following at December 31:

	2018	2017	2016
Label design	$ 4,850	$ 4,850	$ 4,850
Logo design	20,949	20,949	20,949
Website development	21,800	21,800	21,800
	47,599	47,599	47,599
Less: Accumulated amortization	37,063	32,273	21,058
	$ 10,536	$ 15,326	$ 26,541

Amortization expense was $4,790 for 2018, $11,215 for 2017, and $6,007 for 2016. Future amortization expense is expected to be $4,360 for 2019 and 2020 and $1,816 for 2021.

5.   Note Payable – Related Party:

The Company has a promissory note outstanding from a shareholder of the Company for a total principal amount $1,750,000. Principal payments on the note will not occur until the Company achieves liquidity or when an executive salary is established, which is not expected to occur within the 2019 fiscal year. Interest is paid monthly at the lowest rate at which interest is allowed under the Internal Revenue Code (effectively 1.90% for 2018, 2017, and 2016). The total principal amount of the loan outstanding was $1,646,112 at December 31, 2018 and 2017 and $1,653,612 at December 31, 2016.

During 2016, the Company converted $346,388 of an outstanding principal balance on a promissory note with a shareholder of the Company into 6,474,547 shares of common stock.

6.   Operating Lease:

The Company leases its distillery, tasting room, and warehouse on the Seattle, Washington waterfront under a non-cancelable operating lease. The lease agreement expires in 2023. Monthly rent expense ranged from $11,434 to $12,491 from 2016 through 2018. The Company records rent on the straight-line basis with a deferred rent liability totaling $102,914 at December 31, 2018, $114,533 at December 31, 2017, and $121,834 at December 31, 2016 included in accrued expenses on the accompanying balance sheets. Rent expense for the office and tasting room was $44,696 for 2018, $42,757 for 2017, and $43,008 for 2016.   Rent capitalized into inventory was $157,240 for 2018, $151,593 for 2017, and $152,485 for 2016. The lease called for a deposit totaling $36,982, which is included in other asset on the accompanying balance sheets.

6.   **Operating Lease, Continued:**

Minimum future payments under non-cancellable operating leases at December 31, 2018 are as follows:

Year	Amount
2019	$ 152,888
2020	157,470
2021	162,185
2022	167,031
2023	56,221
	$ 695,795

7.   **Income Taxes:**

The Company had deferred tax assets and liabilities consisting of the following at December 31:

	2018	2017	2016
Deferred tax assets	$ 174,122	$ 166,186	$ 149,886
Deferred tax liabilities	(62,622)	(62,386)	(57,386)
Net noncurrent asset	$ 111,500	$ 103,800	$ 92,500

The Company's deferred tax assets primarily relate to net operating loss ("NOL") carryforward amounts. The Company's deferred tax liabilities primarily relate to the use of different depreciation methods and lives for tax and book purposes.

7. Income Taxes, Continued:

The Company's remaining net operating loss carryforward amounts and their years of expiration at December 31, 2018 are as follows:

Year	Amount	Year of Expiration
2012	$ 177	2032
2013	169,991	2033
2014	118,769	2034
2015	162,970	2035
2016	61,778	2036
2017	146,802	2037
2018	101,224	N/A
	$ 761,711	

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary difference results from meals and entertainment and deductibility of related party interest. The Company currently only operates in the state of Washington where there is no state income tax.

8. Retirement Plan:

The Company maintains a 401(k) retirement plan (the "Plan") for the benefit of all eligible employees. The Company does not match employee deferrals. Total contributions to the Plan were $1,173 for 2018 and $2,234 for 2017. There were no contributions to the Plan during 2016.